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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peremel & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1829 Reisterstown Road, Suite 120
(No. and Street)

Reisterstown, (City) Maryland (State) 21208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Skinner, Jr. (410) 347-8294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

250 West Pratt St. (Address) Baltimore, (City) Maryland (State) 21201 (Zip Code)

RECD S.E.C.
2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, William F. Skinner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peremel & Company, Inc., as of February 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peremel and Company, Inc.
Statement of Financial Condition
December 31, 2003

Peremel and Company, Inc.
Index
December 31, 2003

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Stockholders of
Peremel and Company, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Peremel and Company, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 26, 2004

Peremel and Company, Inc.
Statement of Financial Condition
December 31, 2003

Assets		
Investment in Money Market Fund	$	793,414
Cash deposited at Clearing Firm		20,323
Cash deposited at Parent Company		326,043
Fixed assets, net of accumulated depreciation		52,990
Prepaid expenses		1,862
Revenue receivable from Clearing Firm		43,876
Goodwill		3,761,294
Other assets		56,126
Total assets	$	5,055,928
Liabilities and Stockholders' Equity		
Liabilities		
Income taxes payable	$	5,688
Accounts payable		180,656
Accrued expenses		51,412
Total liabilities		237,756
Stockholders' equity		
Common stock, par value $1.00; 50,000 Class A authorized, 15,000 shares issued and outstanding; 50,000 Class B authorized, no shares issued and outstanding		15,000
Additional paid-in-capital		4,754,178
Retained earnings		48,994
Total stockholders' equity		4,818,172
Total liabilities and stockholders' equity	$	5,055,928

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Related Party Transactions

Peremel and Company, Inc. (the "Company"), a wholly-owned subsidiary of Mercantile/Peremel, LLC, which is a wholly-owned subsidiary of Mercantile-Safe Deposit and Trust Company (the "Parent Company"), is a broker-dealer registered with Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company uses National Financial Services, LLC (the "Clearing Firm"), a national clearing house, for all of its transactions with and for customers on a fully disclosed basis.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provision of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule 15c3-3.

Acquisition

On December 4, 2002, Mercantile-Safe Deposit and Trust Company formed a new subsidiary entitled Mercantile/Peremel, LLC. As of the close of business on March 31, 2003, Mercantile/Peremel, LLC completed its acquisition of Peremel and Company, Inc. The total consideration consisted of cash paid to the prior owners of Peremel and Company, Inc.

The acquisition has been accounted for as a purchase and the acquisition cost of $4,619,178 has been allocated to the assets acquired based on estimates of their respective fair values. Assets acquired less liabilities assumed totaled $1,006,384. The remaining $3,612,794, representing the excess of acquisition cost over the fair value of tangible assets, has been allocated to goodwill. Subsequent to the acquisition, an additional $150,000 in acquisition expenses was paid, of which $148,500 was added to goodwill. This results in total goodwill recorded at December 31, 2003 of $3,761,294, none of which is deductible for tax purposes.

2. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the properties or the life of the lease, if shorter. Expenditures for repairs and maintenance are charged to operating expenses as incurred and the costs of improvements are capitalized. Gains or losses realized on the disposition of properties are reflected in consolidated income.

Property and equipment consisted of the following at December 31, 2003:

			Useful Life
Equipment	$	42,861	5 years
Furniture and fixtures		24,566	7 years
Leasehold improvements		1,476	Lease term
		68,903	
Less: accumulated depreciation		(15,913)	
	$	52,990	

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized also the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has a receivable from the Parent Company for their benefit of $5,383 at December 31, 2003.

5. Net Capital Requirements

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 12.5% of its aggregate indebtedness or $50,000. The Company's net capital exceeded this minimum requirement by $688,149 on December 31, 2003. The ratio of aggregate indebtedness to net capital was .32 to 1 on December 31, 2003.